Exhibit 28(h)(xi)

AMENDED AND RESTATED

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

THIS AGREEMENT is entered into as of the 29th of December, 2010, as amended and restated August 31, 2013, by and between Timberline Asset Management LLC (formerly, TW Asset Management LLC) (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of Timberline Small Cap Growth Fund (formerly, TW Small Cap Growth Fund) (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses; and

WHEREAS, the Adviser wishes to extend the term of the expense limitation/reimbursement agreement dated December 29, 2010 to December 31, 2015;

NOW, THEREFORE, the parties agree as follows:

Fee Reduction/Reimbursement.  The Adviser agrees that it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, any “class-specific fees and expenses,” interest, extraordinary items, “Acquired Fund fees and expenses” (as defined in Form N-1A), brokerage commissions and dividend and interest expense on securities sold short, do not exceed, (i) 1.23% (on an annual basis) of the Fund’s average daily net assets for the period from the commencement of the operations of the Fund through August 31, 2013; and (ii) 1.05% (on an annual basis) of the Fund’s average daily net assets for the period from September 1, 2013 to December 31, 2015.  Class-specific fees and expenses are distribution expenses, transfer agency expenses, shareholder services expenses, expenses of preparation, printing and mailing, prospectuses, statements of additional information, proxy statements and reports to shareholders, and organizational expenses and registration fees, identified as belonging to a particular class of the Trust.

Fee Recovery. The Adviser shall be entitled to recover, subject to approval by the Board of Trustees of the Trust, which shall not be unreasonably withheld, such amounts for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Fund.

Term. This Agreement shall terminate on December 31, 2015 or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing; provided that the Adviser may terminate this Agreement immediately upon a termination of or a failure to continue the Investment Advisory Agreement between the Trust, the Fund and the Adviser, dated December 29, 2010 by the Board of Trustees of the Trust.

Executed as of the date first set forth above.

TIMBERLINE ASSET MANAGEMENT LLC

By:	/s/ Cindi T. Pérez
Name:	Cindi T. Pérez
Title:

FUNDVANTAGE TRUST, on behalf of the Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President